The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

FOR COMMON SHARES
OF

LUNDIN MINING CORPORATION

This Letter of Transmittal is for use by registered holders (“Lundin Shareholders”) of common shares (the “Lundin Shares”) of Lundin Mining Corporation (“Lundin”), and together with all other required documents, must accompany certificates for Lundin Shares deposited in connection with the proposed arrangement (the “Arrangement”) involving Lundin and HudBay Minerals Inc. (“HudBay”), that is being submitted for approval at the special meeting of Lundin Shareholders to be held on January 26, 2009 (the “Meeting”) as described in the notice of special meeting and management proxy circular dated December 22, 2008 (the “Circular”).

COMPUTERSHARE INVESTOR SERVICES INC. (THE “DEPOSITARY”)
(SEE BACK COVER FOR ADDRESS AND TELEPHONE NUMBER)
OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL
BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

Terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

The Effective Date of the Arrangement is expected to be on or about January 28, 2009. On the Effective Date, Lundin Shareholders (other than dissenting Lundin Shareholders and HudBay) will be entitled to receive, in exchange for each Lundin Share, 0.3919 of a HudBay Share (the “Consideration”).

In order for Lundin Shareholders to receive the Consideration for their Lundin Shares, Lundin Shareholders must deposit the certificate(s) representing their Lundin Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Lundin Shares deposited for payment pursuant to the Arrangement. HudBay and Lundin, collectively, reserve the right, if they so elect in their absolute discretion, to instruct the Depositary to waive any irregularity contained in any Letter of Transmittal received by it.

If any Lundin Shareholder fails to surrender to the Depositary for cancellation the certificates formerly representing Lundin Shares, together with such other documents required to entitle the holder to receive payment for his/her Lundin Shares, on or before the sixth anniversary of the Effective Date, such certificates will cease to represent a claim by or interest of any Former Lundin Shareholder of any kind or nature. On such anniversary date, all certificates representing Lundin Shares shall be deemed to have been surrendered and forfeited to HudBay for no consideration.

Please note that the delivery of this Letter of Transmittal, together with your share certificate(s) representing Lundin Shares, does not constitute a vote for the Arrangement. To exercise your right to vote at the Meeting you must complete and return the form of proxy that accompanied the Circular to Lundin’s transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1), before 5:00 p.m. (Toronto time), on January 22, 2009 (or the date that is not later than two days, excluding Saturdays, Sundays and holidays, prior to the time set for any adjournment or postponement of the original meeting).

TO:	LUNDIN
AND TO:	THE DEPOSITARY, at its offices set out herein
AND TO:	HUDBAY

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to you the enclosed certificate(s) for Lundin Shares. The following are the details of the enclosed certificate(s): (Please print or type.)

Certificate Number(s)	Name of Registered Shareholder	Number of Lundin Shares Represented by Certificate

Total

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The undersigned transmits herewith the certificate(s) described above for transfer and cancellation upon the Arrangement becoming effective.

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED the undersigned surrenders and assigns to HudBay upon the Arrangement becoming effective all of the right, title and interest of the undersigned in and to the Lundin Shares represented by the enclosed certificate(s) (the “Deposited Lundin Shares”) and in and to any and all dividends, interest, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “Lundin Distributions”) which may be declared, paid, issued, accrued, distributed, made or transferred on or in respect of the Deposited Lundin Shares or any of them on or after the Effective Time, as well as the right of the undersigned to receive any and all Lundin Distributions, and irrevocably appoints and constitutes the Depositary as lawful attorney of the undersigned, with full power of substitution, to deliver the certificates representing the Deposited Lundin Shares pursuant to the Arrangement and to effect the transfer of the Deposited Lundin Shares on the books of Lundin. If, notwithstanding such assignment, any Lundin Distributions are received by or made payable to or to the order of the undersigned, then (a) in the case of any cash dividend, distribution or payment that does not exceed the cash equivalent of the Consideration per Lundin Share, the Consideration payable per Lundin Share pursuant to the Arrangement will be reduced by the number of HudBay Shares equivalent in value to the amount of any such dividend or distribution received in respect of that Lundin Share, and (b) in the case of any such cash Lundin Distribution in an amount that exceeds the cash equivalent of the Consideration per Lundin Share in respect of which the Lundin Distribution is made, or in the case of any other Lundin Distribution, the undersigned shall promptly pay or deliver the whole of any such Lundin Distribution to the Depositary for the account of HudBay, together with appropriate documentation of transfer for such Lundin Distribution.

Fractional HudBay Shares will not be issued in connection with the Arrangement. The number of HudBay Shares to be issued to Lundin Shareholders will be rounded up to the nearest whole HudBay Share in the event that a Lundin Shareholder is entitled to a fractional share representing 0.5 or more of a HudBay Share and will be rounded down to the nearest whole HudBay Share in the event that a Lundin Shareholder is entitled to a fractional share representing less than 0.5 of a HudBay Share.

The undersigned acknowledges receipt of the Circular and the undersigned represents and warrants that (a) the undersigned is the registered holder of the Deposited Lundin Shares, (b) the Deposited Lundin Shares are owned by the undersigned free and clear of all liens, mortgages, charges, encumbrances, security interests and adverse claims, (c) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Lundin Shares and that, when the Consideration is paid, none of HudBay, Lundin or any successor thereto will be subject to any adverse claim in respect of such Deposited Lundin Shares, (d) the Deposited Lundin Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any Deposited Lundin Shares to any other person, (e) the surrender of the Deposited Lundin Shares complies with applicable laws, (f) unless the undersigned shall have revoked this Letter of

Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto time) on the business day preceding the date of the Meeting or, in the event that the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the last business day preceding the date the Meeting is reconvened or held, as the case may be, the undersigned will not prior to such time transfer or permit to be transferred any of such Deposited Lundin Shares except pursuant to the Arrangement, (g) all information inserted by the undersigned into this Letter of Transmittal is accurate, and (h) upon the Arrangement becoming effective, HudBay will acquire good title to the Deposited Lundin Shares free and clear of all liens. The representations and warranties of the undersigned shall survive the completion of the Arrangement.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Lundin Shares, and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Lundin Shares.

The undersigned hereby acknowledges that the delivery of the Deposited Lundin Shares shall be effected and the risk of loss and title to such Deposited Lundin Shares shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Lundin Shares.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive death or legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and the authority herein conferred shall not be terminated by the execution by the undersigned in the future of a CPOA, and the undersigned hereby agrees not to take any action at any time which results or may result in the termination of the authority herein conferred.

The undersigned instructs HudBay and the Depositary, upon the Arrangement becoming effective, to mail the certificate(s) representing HudBay Shares by first class mail, postage prepaid, or to hold such certificates for pick-up, in accordance with the instructions given below. If no address is provided, certificates will be forwarded to the address of the Lundin Shareholder as shown on the register of our transfer agent.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Block “B” or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Lundin.

It is understood that the undersigned will not receive payment in respect of the Deposited Lundin Shares until the certificate(s) representing the Deposited Lundin Shares, if applicable, owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further understood that no interest will accrue to the benefit of the undersigned on the Consideration payable in respect of the Deposited Lundin Shares in connection with the Arrangement. The undersigned further represents and warrants that the payment of the Consideration in respect of the Deposited Lundin Shares will completely discharge any obligations of HudBay, Lundin and the Depositary with respect to the matters contemplated by this Letter of Transmittal.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumes d’avoir requis que tout contrat atteste par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BLOCK A	BLOCK B

ISSUE HUDBAY SHARE CERTIFICATE(S) AND ENTER HUDBAY SHARES IN THE HUDBAY SHARE REGISTER IN NAME OF – TO BE COMPLETED BY ALL SHAREHOLDERS:	SEND HUDBAY SHARE CERTIFICATE(S) (UNLESS BLOCK “C” IS CHECKED) TO:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone — Business Hours)	(Telephone — Business Hours)

(Tax Identification, Social Insurance or Social Security No.)

BLOCK C

PICK-UP INSTRUCTIONS (UNLESS BLOCK “B” IS CHECKED)

☐  Hold HudBay Share certificate(s) for pick-up at the office of the Depositary.

BLOCK D

SIGNATURE — TO BE COMPLETED BY ALL SHAREHOLDERS

Dated:

Signature of Lundin Shareholder or Authorized Representative (see Instruction 4)

Name of Lundin Shareholder or Authorized Representative (please print or type)

Daytime telephone number and facsimile of Lundin Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Lundin Shareholder

Signature guaranteed by (if required under Instruction 3):

Authorized Signature of Guarantor

Name of Guarantor (please print or type)

Address of Guarantor (please print or type)

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	In order to permit the timely receipt of the certificates representing the HudBay Shares issuable in connection with the Arrangement, it is recommended that this Letter of Transmittal (or manually signed facsimile thereof) together with accompanying certificate(s) representing Lundin Shares be received by the Depositary at the office specified below before 5:00 p.m. (Toronto time) on January 23, 2009 or, in the event of any adjournment or postponement of the Meeting, no later than 5:00 p.m. (Toronto time) on the business day before the adjourned or postponed Meeting is reconvened or held, as the case may be. Do not send the certificates or this Letter of Transmittal to Lundin or HudBay.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Lundin Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Lundin recommends that the necessary documentation be hand delivered to the Depositary at its office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Lundin Shareholders whose Lundin Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Lundin Shares.

2.	Signatures

This Letter of Transmittal must be filled in, dated and signed by the holder of Lundin Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if certificate(s) representing HudBay Shares are to be issued to a person other than the registered owner(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

(c)	If any of the Deposited Lundin Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Lundin Shares.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Lundin Shares, or if the Arrangement is not completed and the Deposited Lundin Shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of our transfer agent, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Lundin Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. Certain Canadian credit unions may also be members.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power of attorney is executed by a person acting as, or on behalf of, an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either HudBay or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Lundin Shares, additional certificate numbers and number of Lundin Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Lundin Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of Lundin Shares will be accepted.

(d)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at its office at the address set forth on the back of this Letter of Transmittal. This Letter of Transmittal is also available at www.sedar.com and at www.sec.gov.

(f)	It is strongly recommended that, prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular and discuss any questions with a tax advisor.

(g)	Lundin and HudBay reserve the right, if either so elects in its sole discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

6.	Lost Certificates

If a Lundin Share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to the Depositary together with an affidavit made by the person claiming the loss describing the fact that the certificate has been lost, stolen or destroyed. The Depositary will respond with the replacement requirements, which shall include giving a bond satisfactory to HudBay and the Depositary in such amount as HudBay and the Depositary may direct, or otherwise indemnifying HudBay and the Depositary in a manner satisfactory to HudBay and the Depositary, against any claim that may be made against HudBay or the Depositary with respect to the certificates alleged to have been lost, stolen or destroyed. If a certificate has been lost, stolen or destroyed, please ensure that you provide your telephone number so that the Depositary or Lundin’s transfer agent may contact you.

7.	Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) for Lundin Shares received by the Depositary will be returned to you forthwith at the address set forth above in Block “B” or, failing such address being specified, at your last address as it appears on the securities register of Lundin.

8.	Delivery Instructions

In all cases, each of Block “A” and Block “D” should be completed and either Block “B” or Block “C” should be completed. If those boxes are not completed, the certificate(s) in respect of the HudBay Shares will be mailed to you at your last address as it appears on the securities register of Lundin.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, ON
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1
Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
E-Mail: corporateactions@computershare.com